Via Facsimile and U.S. Mail
Mail Stop 03-09


							April 27, 2005


Richard A. Widdicombe
Chief Executive Officer
21st Century Holding Company
3661 West Oakland Park Blvd., Suite 300
Lauderdale Lakes, FL 33311

Re:	21st Century Holding Company
	Preliminary Proxy Statement on Schedule 14A
	Filed April 12, 2005
	File Number 0-25001

Dear Mr. Widdicombe:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



SCHEDULE 14A

General
1. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of 21st Century Holding Company, through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to 21st Century stockholders. See Rules 14a-6(b) and (c) of the Exchange Act of 1934.
2. Please revise your proxy statement to indicate for each proposal whether the board of directors has unanimously recommended that the stockholders vote for that proposal.
Beneficial Security Ownership, page 2
3. Please disclose the natural persons who have voting and dispositive power over the shares held by Whitebox Advisors, LLC.

Proposal One: Election of Directors, page 4
4. Please note that Item 401 of Regulation S-K requires a brief description of the business experience of your officers and directors during each of the last five years. Please revise this section to include the applicable dates for Carl Dorf and Peter J. Prygelski.

Proposal Two: Approval of the Possible Issuance of 20% ..., page
15
5. Supplementally, please provide us your analysis supporting your determination that the incorporation of financial statements are not required.
6. Please compare the total number of outstanding shares that you have committed to issue other than as a result of the private placement with the shares you may have to issue as a result of the private placement and that you are considering in this proposal. This would include shares you would issue upon exercise of warrants to the holders of the notes and to the private placement agent as well as shares you may issue in payment of dividends on the notes. We understand that the number of shares you intend to issue in lieu of cash dividends and the extent of the anti-dilution adjustments you will make depend upon the market price of your common stock. Provide a range of possible outcomes based upon a range of common stock prices above and below your current market price. You may also want to consider historical prices in delineating a range.
7. Please quantify the percentage ownership of the holders of the notes as a group assuming exercise of the warrants issued to them and the payment of dividends in cash and the percentage ownership of the placement agent, J. Giordano Securities, LLC assuming exercise of their warrants. Provide a possible range of outcomes using the same range of market prices applicable to the previous comment. Also identify any individual holders of notes who might possibly own more than 5% of the registrant`s outstanding shares under any of these outcomes and also disclose the number & percentage of shares they could hold.
8. Please revise to include a discussion of the registration rights as it relates to the common stock underlying the note payments and the common stock should holders of the notes exercise the warrants received in the private placement. Additionally, please disclose the potential negative effects on the market for your shares as a result of the registration of shares for resale.

9. We note your statement, "[i]f the shareholders do not authorize this issuance, the transactions will, nonetheless, be valid. We may, however, be in violation of the Nasdaq requirements described above, which could be cited by Nasdaq as a basis for delisting our shares from Nasdaq." This seems inconsistent with your statement, "[t]he terms of the Notes and the Warrants provide that we will not issue shares to pay principal and interest on the notes or make anti-dilution adjustments to the Warrants in violation of the Nasdaq rule described above." Please revise your disclosure or advise us.
10. Please expand your disclosure of a possible delisting from Nasdaq to explain how it would negatively effect shareholders.
11. Please revise to disclose all of the potential negative material effects of failure to approve proposal two and how you will deal with any problems should they occur.
12. We note your disclosure in the second paragraph of this proposal,
"and one warrant to purchase one share of our Common Stock (a "Warrant")." This seems inconsistent with your disclosure that states you issued a total of 1,019,608 Warrants in the private placement transaction. Please revise your disclosure or advise us.
13. Please disclose the number of warrants issued to your placement agent J. Giordano Securities, LLC and the number issued to the purchasers in the private placement.
14. In your description of the private placement, please disclose how you have used the proceeds to date.

Proxy Card
15. We note that your proxy card grants discretionary authority to vote on other matters as may properly come before the meeting. Please make this discretionary authority a separate proposal that shareholders can vote on. Also, please note that such discretionary authority cannot be used to adjourn the meeting for the purpose of soliciting additional votes. If you anticipate that you may adjourn the meeting to solicit additional votes, revise to include a separate
vote on this matter.
*	*	*

	As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Albert Lee at (202) 824-5219 or me at (202)
942-
1840 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Nina S. Gordon
	Broad and Cassel
	7777 Glades Road, Suite 300
	Boca Raton, Florida 33434

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Richard A. Widdicombe
21st Century Holding Company
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